

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Bruno Constantino
Chief Financial Officer
XP Inc.
Av. Chedid Jafet, 75, Torre Sul, 30th Floor
Vila Olímpia – São Paulo
Brazil 04551-065

   Re: XP Inc.
    Draft Registration Statement on Form F-1
    Submitted June 24, 2020
    CIK No. 0001787425

Dear Mr. Constantino:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance